

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Jerry M. Kennelly
Chief Executive Officer
Riverbed Technology, Inc.
199 Fremont Street
San Francisco, California 94105

> **Re:** **Riverbed Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 001-33023**

Dear Mr. Kennelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 3

1. Please tell us what consideration you have given to providing the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. See Item 101(c)(1)(viii) of Regulation S-K for guidance.

Customers, page 15

2. Please tell us what consideration you gave to providing a description of the material terms of your agreement, including but not limited to termination provisions and any

exclusivity provisions, with Arrow Enterprise Computing Solutions, Inc., a distributor that accounted for 15% of your consolidated revenue in fiscal year 2011. We note your disclosure that the loss of any channel partners, such as Arrow, could have a material adverse impact, albeit in the short-term.

Legal Proceedings, page 37

3. Please confirm in future filings that you will describe the nature of your patent dispute with Silver Peak Systems in more detail. It is unclear what patents are in dispute and the nature of the injunctive relief sought by Silver Peak Systems. If a party is seeking to enjoin you from selling a product or product line that has a material effect on your financial condition, you should identify such products or product lines.

Part III Information Incorporated by Reference from Schedule 14A filed on April 19, 2012

Executive Compensation

Long Term Equity Awards, page 40

4. We note that you have not provided a quantitative discussion of the two performance targets, quarterly revenue and pre-tax operating target, used to award performance-based cash bonuses nor have you provided the quantitative targets for annual revenue growth used to award long-term equity awards. Please disclose the quantitative targets for each performance measure used under each plan. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 60

5. Tell us what consideration you gave to including the liability associated with your unrecognized tax benefit obligation in the table of contractual obligations. We refer you to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007. In addition, please tell us where you have classified income taxes payable related to your uncertain tax positions.

Consolidated Financial Statements

Consolidated Balance Sheets, page 65

6. Please clarify the nature of your other accrued liabilities and other long-term liabilities. Tell how you considered the guidance in Rules 5.02.20 and 5.02.24 of Regulation S-X.

Note 1. Organization and Significant Accounting Policies

Goodwill, Intangible Assets and Impairment Assessments, page 71

7. Please clarify your disclosures that indicate in the event that you determine that the carrying value of your single reporting unit is less than the reporting unit's fair value, you will incur an impairment charge for the amount of the difference during the quarter in which the determination is made. We refer you to ASC 350-20-35-6.

Note 14. Segment Information, page 100

8. We note from your disclosures that revenues by geography are based on the billing address of your customer. Tell us whether revenues and long-lived assets attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please

Jerry M. Kennelly
Riverbed Technology, Inc.
August 1, 2012
Page 4

address questions regarding all other comments to Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Attorney-Advisor, at (202)-551-3453. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant